NOBLE CORPORATION

13135 Dairy Ashford, Suite 800

Sugar Land, Texas 77478

June 14, 2021

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Loan Lauren Nguyen

Legal Branch Chief
Office of Energy & Transportation

Re:	Noble Corporation
Registration Statement on Form S-1
Filed April 21, 2021
File No. 333-255406

Dear Ms. Nguyen:

Reference is made to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2021 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1, filed by Noble Corporation (the “Registrant”) with the Commission on April 21, 2021. The Registrant has filed Pre-Effective Amendment No. 1 to Form S-1 on Form S-3 (“Amendment No. 1”) with the Commission today via EDGAR. The changes reflected in Amendment No. 1 include those made in response to the Staff’s comment set forth in the Comment Letter.

Set forth below is the Registrant’s response to the Staff’s comment. The Registrant’s response below is preceded by the Staff’s comment for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1

General

1.

We note your disclosure that selling shareholders will determine at what price they may sell the ordinary shares offered by this prospectus, and such sales may be made at fixed prices, at prevailing market prices at the time of the sale, at prices related to prevailing market prices or at negotiated prices. We further note your disclosure that there is currently no public trading market for your ordinary shares, but that you intend to apply for a listing of the ordinary shares on a national securities exchange. Accordingly, please revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial fixed price or bona fide price range at which the shares of your common stock will be sold until such shares are listed on a national securities exchange or quoted on a trading market such as the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions or update with the listing approval. Refer to Item 501(b)(3) of Regulation S-K.

RESPONSE: The Registrant’s Ordinary Shares are listed on the New York Stock Exchange under the symbol “NE” and have been trading since June 9, 2021. The Registrant has revised its disclosure on the prospectus cover page and on pages 3 and 27 of Amendment No. 1 to indicate that the Ordinary Shares are listed on the New York Stock Exchange under the symbol “NE.”

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (713) 239-6338.

Very truly yours,

NOBLE CORPORATION

By:	/s/ William E. Turcotte
Senior Vice President, General Counsel and Corporate Secretary

cc:	Irene Barberena-Meissner, Securities and Exchange Commission
Robert W. Eifler, Noble Corporation
Richard B. Barker, Noble Corporation
David L. Emmons, Baker Botts L.L.P.
Clinton W. Rancher, Baker Botts L.L.P.